AEA-Bridges Impact Corp.

PO BOX 1093, Boundary Hall

Cricket Square, Grand Cayman,

Cayman Islands KY1-1102

VIA EDGAR	April 14, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Heather Clark

Kevin Woody

Thomas Jones

Sergio Chinos

Re:	AEA-Bridges Impact Corp.

Registration Statement on Form S-4

Filed February 7, 2022

File No. 333-262573

Ladies and Gentlemen:

On behalf of our clients, AEA-Bridges Impact Corp. (“ABIC”) and LiveWire Group, Inc. (“HoldCo”) (ABIC and HoldCo, collectively, the “Registrants”), we set forth below the Registrants’ response to the letter, dated March 4, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-4 filed by the Registrants on February 7, 2022 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrants’ responses immediately below the Staff’s comments.

In addition, the Registrants have revised the Registration Statement in response to the Staff’s comments and are submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrants’ responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form S-4 filed February 7, 2022

Cover Page

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Securities and Exchange Commission

April 14, 2022

1.	Staff comment: Please disclose the trading symbol and share price of ABIC’s securities on the NYSE as of the last practicable date.

Response: The Registrants acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on the cover page accordingly.

2.	Staff comment: Please indicate that the combined company will be a controlled company and identify the controlling shareholders and the shareholders’ total voting power.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on the cover page accordingly.

Questions and Answers about the Proposals for Shareholders, page 1

3.

Staff comment: Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have added the requested question and answer on pages 5-9.

What are the U.S. federal income tax consequences as a result of the Business Combination?, page 4

4.

Staff comment: We note the tax opinion is “more likely than not.” Please explain in the opinion why counsel cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Also, provide a risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

Response: The Registrants acknowledge the Staff’s comment, but respectfully refer the Staff to the disclosure under the heading “—Material Tax Considerations — U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of the Merger” (among other places) that clearly provides that it is the opinion of Kirkland & Ellis LLP that the exchange of shares of Domesticated ABIC Common Stock for shares of HoldCo Common Stock pursuant to the Merger will constitute a tax-deferred transaction pursuant to Section 351 of the Code and the risk factor under “—Risk Factors — Risks Related to the Common Stock — There may be tax consequences of the Business Combination that adversely affect ABIC warrant holders,” which describes the risks to holders of Domesticated ABIC Warrants if the Merger does not qualify as a reorganization. While the Registrants acknowledge that the Registration Statement states that Kirkland & Ellis LLP will only provide an opinion at a “more likely than not” level of comfort with

Securities and Exchange Commission

April 14, 2022

respect to the Merger’s qualification as a “reorganization” under Section 368(a) of the Code, (i) as described in greater detail in the Registration Statement, whether the Merger qualifies as a “reorganization” does not affect the availability of tax-deferral for holders of Domesticated ABIC Common Stock, though it does affect the taxation of holders of Domesticated ABIC Warrants, and (ii) the Registration Statement currently includes an entire paragraph under the heading “—Material Tax Considerations — U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of the Merger” describing the factual and legal uncertainty regarding the qualification of the Merger as a “reorganization” as well as consequences to holders of Domesticated ABIC Warrants if the Merger fails to so qualify and a related risk factor. However, in response to the Staff’s comments, the Registrants have modified this existing risk factor and the disclosure under the heading “—Material Tax Considerations — U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of the Merger” to clarify the risk to holders of Domesticated ABIC Warrants if the Merger fails to qualify as a “reorganization.”

What interests do the current ABIC Shareholders and ABIC’s other current officers and directors have in the Business Combination?, page 9

5.

Staff comment: Please expand the second to last bullet point to include the consideration that Dr. Garcia provided in exchange for the Class A Ordinary Shares, as well as the total value as of the last practicable date.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on page 15 accordingly.

Summary, page 22

6.	Staff comment: Please quantify LiveWire’s net losses.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on page 25 accordingly.

Shareholder Proposal 3: The Charter Proposal, page 24

7.

Staff comment: If shareholders are being asked to vote on an increase in the authorized number of shares, then unbundle the proposal so that shareholders may vote separately whether to increase the authorized number of shares. In this regard, we note the disclosure on page 295.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure in Shareholder Proposal 3: The Charter Proposal accordingly and have included an additional proposal, Shareholder Proposal 4: Governing Documents Proposals, throughout.

Securities and Exchange Commission

April 14, 2022

8.

Staff comment: Please unbundle the proposal so that shareholders may separately vote to prohibit the ability of stockholders to act by written consent in lieu of a meeting. In this regard, we note the disclosure on page 296.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have included an additional proposal, Shareholder Proposal 4: Governing Documents Proposals, throughout.

9.

Staff comment: Please identify the amendments proposed to be made to your charter, the reasons for and the general effect of such amendment. For example, we note the disclosure on page 196 about a new exclusive forum provision that is not mentioned on pages 24-25.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have included an additional proposal, Shareholder Proposal 4: Governing Documents Proposals, throughout.

The Proposed HoldCo Certificate of Incorporation will designate the Court of Chancery of the State of Delaware…, page 113

10.	Staff comment: Please revise to clearly disclose whether the company intends for the exclusive forum provision to apply to actions arising under the Exchange Act.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on pages 117 and 303.

Background of the Business Combination, page 120

11.

Staff comment: We note your disclosure on page 121 that the business combination transactions with other targets were not pursued. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on page 125 accordingly.

Securities and Exchange Commission

April 14, 2022

12.	Staff comment: Please describe in greater detail the “certain structuring challenges” mentioned in the fifth paragraph on page 125.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on page 129 accordingly.

13.	Staff comment: Please discuss in greater detail the “changes in valuation metrics in the market place” mentioned on page 125.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on page 129 accordingly.

Certain Unaudited LiveWire Prospective Financial Information, page 137

14.

Staff comment: Please tell us why management believes there is a reasonable basis to present a financial forecast beyond one year considering LiveWire’s limited operating history. In addition, please revise your disclosures to detail management’s basis and the underlying assumptions used to support your projections, including revenue growth rates. Refer to Regulation S-K, Item 10(b).

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on page 143 accordingly.

In addition, the Registrants respectfully advise the Staff that, as described in the Registration Statement, LiveWire prepared five years of prospective financial information for purposes of estimating the LiveWire units, revenue, gross margin, EBITDA, EBIT, Net Cash (Used by) From Operating Activities, Net Cash (Used by) From Investing Activities, Net Cash From Financing Activities and Free Cash Flow during each of the years from 2021 through 2026. LiveWire then provided such prospective financial information to the ABIC Board, ABIC’s financial advisors and potential PIPE Investors in connection with their evaluation of the Business Combination. LiveWire believes that its provision of this prospective financial information was necessary in order to allow these constituencies to complete an analysis with respect to the Business Combination. The prospective financial information provided important data for each party to consider when determining whether or not the Business Combination is in the best interests of their respective stakeholders.

Securities and Exchange Commission

April 14, 2022

LiveWire’s management team believes it had a reasonable basis to prepare and provide this information as a result of its extensive experience in the motorcycle market. This experience enables LiveWire’s management team to make estimates relative to potential competitors and provides a basis for the inputs required in prospective financial information, including new model releases and overall model development process, distribution process and operating expenses, among others. LiveWire’s management team incorporated those assumptions into the prospective financial information that was provided to the parties listed above and disclosed in the Registration Statement.

15.

Staff comment: We note your disclosure on page 140 that the forecasts are based on “numerous variables and assumptions.” Please revise to describe such variables and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these forecasts.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on page 143 accordingly.

Non-GAAP Financial Measures, page 140

16.

Staff comment: Since adjusted free cash flow is a non-GAAP liquidity measure, please revise your disclosure to reconcile this measure to cash flows from operating activities and prominently present amounts for the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i) of Regulation S-K and Questions 102.06 and 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on pages 144 – 146 accordingly.

Intellectual Property, page 220

17.	Staff comment: Please disclose when your material patents expire.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on page 235 accordingly.

Partnering with Industry-Leading OEMS and/or Tier-One Vehicle Suppliers, page 234

18.	Staff comment: Please disclose the material terms of the collaboration agreement, such as each parties’ rights and obligations, duration of the agreement and termination provisions.

Securities and Exchange Commission

April 14, 2022

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on pages 265-266 accordingly.

HoldCo Relationships and Related Party Transactions, page 250

19.

Staff comment: For each agreement discussed in this section, please expand your disclosure to include the material terms including the following: each parties’ rights and obligations; financial terms, duration of the agreement and royalty term; and termination provisions. For example, we note the reference to a markup of 6% on page L-3 of Annex L, the reference to a warranty period on page L-9 of Annex L and the reference to a markup of 8% on page N-5 of Annex N.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on pages 262—270 accordingly.

Comparison of Shareholder Rights Under the Applicable Organizational Documents, page 295

20.

Staff comment: Please expand the disclosure on page 296 about the Classified Board to include disclosure about Article 27. In this regard, we note the disclosure on page 296 about the Classified Board only includes a reference to “See Article 27 of our Existing Organizational Documents.”

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on page 312 accordingly.

Financial Statements, page F-1

21.	Staff comment: Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure throughout accordingly.

LiveWire EV December 31, 2020 Combined Financial Statements

Notes to Combined Financial Statements

3) Revenue, page F-56

22.

Staff comment: We note that during 2020, you recorded a sales concession to your dealers as a reduction in revenue. We further note that such reduction in revenue amounted to $15,271 thousand, or one third of your 2020 sales before this reduction. In this regard, please disclose further details on the nature of this concession including the business purpose, how the amount was determined, and why this only occurred in one year presented.

Securities and Exchange Commission

April 14, 2022

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised their disclosure on page F-31 accordingly.

Exhibits

23.

Staff comment: Please revise to indicate which exhibits listed on pages II-1 and II-2 have information that has been redacted. For example, we note that portions of Annex J have been redacted because such information is (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages II-1 and II-2 to indicate which exhibits have information that has been redacted.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler (by telephone at (212) 446-4660 or by email at christian.nagler@kirkland.com).

[Signature Page Follows]

Securities and Exchange Commission

April 14, 2022

Sincerely,

AEA-BRIDGES IMPACT CORP.

/s/ John Garcia
Name: John Garcia
Title: Chair and Co-Chief Executive Officer

LIVEWIRE GROUP, INC.

/s/ John Garcia
Name: John Garcia
Title: President, Secretary, Treasurer and Director

VIA EDGAR/

cc:	Christian O. Nagler, Esq. Wayne Williams, Esq. Kirkland & Ellis LLP Ryan J. Maierson, Esq. Jason Morelli, Esq. Latham & Watkins LLP